Exhibit 99.1

Trident Eliminates US$3 Million of Debt Through Founder Equity Conversion

Executed agreement converts US$3 million of founder loans into restricted Class B ordinary shares in place of cash repayment, bringing total founder debt converted to equity in 2026 to
US$11 million and strengthening shareholders’ equity

SINGAPORE, November 12, 2026 — Trident Digital Tech Holdings Ltd (Nasdaq: TDTH) (“Trident” or the “Company”), a Singapore-headquartered digital infrastructure and technology holding company, today announced that it has executed a Debt Conversion Agreement with its Founder, Chairman and Chief Executive Officer, Soon Huat Lim, and has converted US$3 million of outstanding founder indebtedness into 4,615,384 restricted Class B ordinary shares of the Company.

The conversion removes US$3 million of debt from Trident’s balance sheet without the use of Company cash. The converted amount represents more than half of the approximately US$5 million in working capital loans Mr. Lim had advanced to the Company as of October 31, 2026. Every dollar converted moves from liabilities to shareholders’ equity, preserving cash for operations and growth.

The agreement required no shareholder vote. Upon issuance of the shares, the debt was deemed discharged and paid in full. The shares were issued as restricted securities that have not been registered under the Securities Act of 1933.

A Pattern of Founder Commitment

Today’s announcement extends a consistent record of founder support for Trident in 2026. In July, Mr. Lim converted US$8 million of founder indebtedness into restricted Class B ordinary shares. In October, the Company announced his open-market purchase of Trident shares. With this agreement, total founder debt converted to equity in 2026 reaches US$11 million, and Mr. Lim has again chosen equity in Trident over repayment in cash.

“I have funded this Company because I believe in what we are building, and I am converting that funding into equity because I believe in where it is going,” said Soon Huat Lim, Founder, Chairman and Chief Executive Officer of Trident. “Taking shares instead of cash keeps capital inside the business, strengthens our balance sheet and puts my interests exactly where our shareholders’ interests are. Trident is executing, and I intend to be invested alongside every shareholder as that execution turns into results.”

Stronger Balance Sheet for Execution

A lower debt load and higher shareholders’ equity give Trident greater financial flexibility as it advances its operating platforms. These include TDTHAI, the Company’s enterprise artificial intelligence business; the IRMA Engine Asia joint venture with Digital Innovations Group, covering Asia, the Middle East and Africa; and Trident Aliska Digital Tech Ghana Ltd., which operates the Sikaflow platform and supports the Ghana Revenue Authority digital tax platform launched on June 24, 2026.

Additional details regarding the promissory note and the Debt Conversion Agreement are available in the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission.

About Trident Digital Tech Holdings Ltd

Trident Digital Tech Holdings Ltd is a Singapore-headquartered digital infrastructure holding company focused on building and operating sovereign-scale technology platforms across emerging markets. The Company’s businesses include TDTHAI, its enterprise artificial intelligence platform, and the IRMA Engine Asia joint venture. Through Trident Aliska Digital Tech Ghana Ltd., the Company operates the Sikaflow platform and supports the Ghana Revenue Authority digital tax platform launched on June 24, 2026. For more information, visit https://tridentity.me.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by words such as “will,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions, and include statements regarding the issuance of shares under the Debt Conversion Agreement, the expected effect of the conversion on the Company’s balance sheet and shareholders’ equity, and the Company’s business strategy and growth plans. Forward-looking statements involve inherent risks and uncertainties, and actual results may differ materially from those expressed or implied. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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